DFR
AV.PRES.VARGAS, 409, 9°and.
20071-003 RIO DE JANEIRO-RJ
TEL: (021) 514-6327
FAX: (021) 242-2694

Eletrobrás

CTA/DFR- 11567 /02

02060849

Rio de Janeiro, December 18th, 2002.

SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549 - USA
Att.: DIVISION OF CORPORATION FINANCE

SUPPL

Re: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 for Centrais Elétricas Brasileiras S.A. - ELETROBRÁS (File nº 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) (the "Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copy of ANNOUNCEMENT TO SHAREHOLDERS published on December 16h, 2002.

With regards,

MARY-ANNIE CAIRNS GUERRERO
Head of Funding and Investor Relations Department

\RMK C:\Meus documentos\Meus documentos\Raquel\MARKLT1.doc

ELETROBRÁS - Centrais Elétricas Brasileiras S.A.

Ministry of Mines and Energy

ANNOUNCEMENT TO SHAREHOLDERS

We hereby inform our Shareholders that following decision taken at the 42nd General Shareholders Meeting, dated April 30th, 2002, the payment of Interest on Income, in relation to fiscal year 2001, to the shareholders filed on December 31st, 2001 and March 27th, 2002 will start from December , 2002. According with the legislation in force and with the Company's By-laws, the values shown below will be updated by SELIC rate, until their effective payment date:

Type/Class	Shares ex-IOC on Jan. 2, 2002	Shares ex-IOC on Mar. 28, 2002	Updated until Dec 2, 2002: ex-IOC Jan.2, 2002	Updated until Dec 2, 2002: ex-IOC Mar.28, 2002
Common	1,28684831	1,34337604	1,52258780	1,58947090
Preferred "A"	3,60923215	0,32933885	4,27041230	0,38967090
Preferred "B"	2,70692411	0,32933885	3,20280920	0,38967090

The payment conditions are as follows:

a) Income Tax will be applied to the above values, , at a rate of 15%, according to 2nd paragraph of Article 9 of Law 9249 and of 20% over the part of remuneration equivalent to the application of the SELIC rate over the Interest on Capital, according to ongoing legislation;

b) The shareholders representing companies which are not subject to up-front Income Tax referred to in item 1, will be discharged of this taxation, only after presenting proper evidence of such condition to ELETROBRÁS, within the date scheduled in the ANNOUNCEMENT TO SHAREHOLDERS published on December 22, 2001 and March 28, 2002;

c) The payment will be credited at Banco Itaú, the custodian institution of ELETROBRÁS' shares, to the account of the shareholder who holds an account or who proves his condition as shareholder;

d) The shareholders whose files do not contain the registration of CPF/CNPJ or the indication of Bank/Agency/Account Number, will be credited to them from the 3rd commercial day counting from the date of update of their files at Banco Itaú S.A.;

e) The shareholders who are users of custody will have Interest on Capital credited according to the proceedings adopted by these agencies;

f) The shareholders whose shares are not nominative (ações ao portador) will have to present themselves at Banco Itaú S.A. office, in order to convert them into share certificates and make them subject to the payment of dividends.

The bank offices are:

São Paulo (SP)	Rua XV de Novembro, 318 – térreo
Rio de Janeiro (RJ)	Rua Sete de Setembro, 99 – subsolo
Salvador (BA)	Av. Estados Unidos, 50 – 2° andar
Curitiba (PR)	Rua João Negrão, 65
Porto Alegre (RS)	Rua Sete de Setembro, 746 – s/loja
Belo Horizonte (MG)	Rua João Pinheiro, 195 mezanino
Brasília (DF)	SCS Quadra 3 – térreo – Ed. Dona Ângela

Brasília, December 16th, 2002.

NEREU RAMOS NETO
Financial and Investor Relations Director